Exhibit 99.36

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

AND 2007 CRUDE OIL HEDGES

FOR IMMEDIATE RELEASE, Monday, January 16, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for January 2006 and to announce 2007 WTI crude oil hedges

(Calgary, January 16, 2006) / CNW / - Penn West Energy Trust (“the Trust”) confirms that its January 2006 cash distribution will be $0.31 per trust unit payable on February 15, 2006 to unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

The Trust recently entered crude oil (WTI) collars with a volume of 10,000 barrels of oil per day for the 2007 calendar year. Collars are financial instruments that set a minimum price (the “floor price”) to be realized in return for a maximum price (the “ceiling price”) to be realized. These collars were transacted with an average floor price of US$ 55.00 per barrel and an average ceiling price of US$ 75.88 per barrel. The volume hedged represents approximately 20 percent of total anticipated liquids production and approximately 10 percent of anticipated total production on a barrel of oil equivalent (6 to 1) basis. The transaction of these collars is consistent with policies established by the Board of Directors of the Trust. For a summary of the Trust’s oil and natural gas hedges, please refer to “hedging” under the “operations” section of the Trust’s website at www.pennwest.com.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502